

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2014

Via E-Mail

Andrew L. Bab, Esq.
Deveboise & Plimpton LLP
919 Third Avenue
New York, NY 10022

> **Re: Durata Therapeutics, Inc.**
> **Schedule TO-T filed October 17, 2014 by Delaware Merger Sub, Inc.,**
> **Actavis W.C. Holding Inc. and Actavis plc**
> **SEC File No. 005-86923**

Dear Mr. Bab:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase
Certain Information Concerning Durata, page 23

1.   You may not disclaim responsibility for your disclosure. Please revise the last sentence in the first paragraph of this section.

Source and Amount of Funds, page 25

2.   Revise this section to provide additional disclosure about borrowed funds as required by Item 1007(d) of Regulation M-A.

Background of the Offer, page 26

3.   Disclose the forecasts Durata provided you on September 24, 2014.

CVR Agreement, page 45

4.   Revise the second bullet point on page 45 to specify the agency or authority whose authorization is required before the milestone may be achieved. It appears from the last sentence on this page that the agency is the FDA because of the reference to the Single Dose Milestone, although such term is undefined and not cross-referenced to any of the bullet points immediately above.

5.   Revise your disclosure to explain the meaning of any defined term instead of referring security holders to another document which has not been disseminated.

6.   We note the last sentence in this section in which you alert security holders to the nature of your disclosure being a summary only. Revise your disclosure generally to describe the material terms of the CVRs and the CVR agreement. For example, (i) describe the timing of any payment pursuant to the satisfaction of each milestone, (ii) clarify your disclosure as to whether holders of contingent payment rights are beneficiaries of the agreements, and (iii) disclose the contractual rights the holders have against the company and/or the paying agent with respect to those parties' respective obligations owed to holders pursuant to the agreements, including any limitations imposed on the enforcement of rights by holders. In this respect, disclose the risks that security holders may face in connection with the CVRs as holders of subordinated debt, if true, namely that (a) the bidders' financial condition could deteriorate such that they did not have the necessary cash or cash equivalents to make the required payments under the agreement; (b) holders of the CVRs would have no greater rights against the bidders than those accorded to general unsecured creditors under applicable law; (c) the CVRs would be effectively subordinated in right of payment to all of the bidders' secured obligations to the extent of the collateral securing such obligations; and (d) the CVRs would be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of the bidders' subsidiaries.

Conditions of the Offer, page 48

7.   We note the language in the last paragraph in this section that the bidders' failure "at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right." If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be

determined only upon expiration. Please confirm your understanding supplementally.

8.   With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions